Filed by AppNet, Inc.
                         Pursuant to Rule 425 Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934

                                                Subject Company:  AppNet, Inc.
                                                Commission File No.  000-26263





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          [LOGO]                                               [LOGO]

FOR IMMEDIATE RELEASE

          Commerce One and AppNet Sign Definitive Merger Agreement

Acquisition of AppNet to Drive Rapid Adoption and Implementation of eMarketplaces and Exchange

PLEASANTON, CA, June 20, 2000 - Commerce One, Inc. (NASDAQ: CMRC), the leader in global e-commerce solutions for business, today announced that it has signed a definitive agreement to acquire AppNet, Inc. (NASDAQ: APNT), a premier provider of end-to-end Internet professional services. With this acquisition, Commerce One will significantly enhance its ability to deliver e-commerce services to its customers and will accelerate the pace of implementation for its business-to-business exchanges worldwide.

The acquisition will be structured as a tax-free, stock-for-stock exchange, and will be accounted for as a purchase transaction. Commerce One will issue 0.8 shares for each outstanding share of AppNet, and will assume all outstanding stock options and other rights to acquire AppNet Common Stock. The acquisition will be structured as either a merger or, at the election of Commerce One, as an exchange offer followed by a merger. Conclusion of the acquisition requires the approval of AppNet's stockholders, as well as other customary closing conditions.

"Commerce One has over 100 trading exchange customers who are demanding implementation and consulting services to execute rapidly on their business models," said Mark Hoffman, chairman and CEO of Commerce One. "With the acquisition of AppNet, we are ideally positioned, in combination with our key consulting partners, to deliver these capabilities."

AppNet will complement Commerce One's current service offerings, delivered by its professional services organization and through key consulting partners. In addition to increasing available senior project management, AppNet's professionals will provide strategic consulting expertise, interactive marketing services, Web design, and e-business implementation expertise. Each of these service offerings will accelerate the deployment and implementation of business- to-business exchange services throughout the Global Trading Web.

"AppNet is excited to be joining with the leader in e-commerce to deliver comprehensive solutions to the marketplace," said Ken Bajaj, chairman and CEO of AppNet. "A potent combination of Commerce One e-commerce applications, AppNet Internet professional services, and Commerce One professional services partnerships will deliver industry leading end-to-end e- commerce solutions."

The combined companies would have 44 offices in 18 countries around the world. The total number of employees would equal more than 2,300.




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Note to Media and Analysts:
The two companies will hold a conference call today at 2:00 PM Eastern Time to discuss the pending acquisition. The U.S. dial-in number is 888-913-9012. International: 712-257-3379. Passcode: press conference.
Leader: Kit Robinson. A playback will be available until 6:00 p.m. Eastern Time, June 23. Dial 888-296-6949. Passcode: 1234.

About Commerce One
Commerce One (NASDAQ: CMRC) is the leader in global e-commerce solutions for business. Through its products, portals, and services, Commerce One creates access to worldwide markets, allowing anyone to buy from anyone, anytime, anywhere. The Commerce One Global Trading Web(TM) is the world's largest business-to-business trading community. Comprised of many open e-marketplaces, the Global Trading Web(TM) provides unprecedented economies of scale for buying organizations, suppliers, and service providers worldwide. Commerce One is located in Pleasanton, Calif., and can be reached by phone at (800) 308-3838 or (925) 520-6000 or via the Internet at www.commerceone.com.

About AppNet, Inc.
AppNet, Inc. (Nasdaq: APNT), is a premier provider of end-to-end e-business solutions, from interactive marketing to back-office integration. For companies transforming themselves for the new Internet economy, the firm offers a unique mix of Internet strategy, marketing, and technology services. AppNet is the fourth largest interactive marketing agency according to Ad Age and one of the 50 largest pure Internet companies, according to Internet World. AppNet works with Global 1000 and dot.com companies. Customers include UCCnet, Baxter Healthcare, Dial, Ford, Sprint, Hyundai, BET.com, UNICEF, KB Toys, NEC, Hewlett Packard, NASA, and Unilever.

Forward Looking Statements
The foregoing paragraphs include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements concerning the establishment of a business-to-business e-commerce professional services, the anticipated date of launch of such services, the anticipated date of Commerce One and AppNet closing the transaction, and the potential business benefits to be realized from the business combination of the parties. These statements are subject to risks and uncertainties. Actual results may differ materially from those described in such statements as a result of a number of factors. These factors include but are not limited to the ability of Commerce One and AppNet to timely rollout services to the marketplace and the extent of customer adoption and utilization of the professional services once they become operational.

Additional Information and Where to Find It
Commerce One plans to file a Registration Statement on SEC Form S-4 in connection with the acquisition, and Commerce One and AppNet expect to mail a Proxy Statement/Prospectus to (or, alternatively, Commerce One expects to mail exchange offer documents to) stockholders of Commerce One and AppNet containing information about the acquisition. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus or exchange offer documents carefully when they are



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available. These documents will contain important information about
Commerce One, AppNet, the acquisition and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free Copies of these documents may also be obtained by request from Commerce One by accessing Commerce One website at Commerce One, Inc. www.commerceone.com or by mail to Commerce One, 4440 Rosewood Drive, Pleasanton, California, 94588, attention: Investor Relations, telephone: (925) 520-6000, or from AppNet by sending mail to 6707 Democracy Boulevard, Suite 1000, Bethesda, Maryland, 20817 attention:
Investor Relations, telephone: (301) 493-8900.

In addition to the documents described above, Commerce One files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Commerce One at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Commerce One's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at www.sec.gov. Commerce One and AppNet and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from AppNet stockholders in favor of, among other things, the adoption of the merger agreement or, in the case of an exchange offer, soliciting the exchange of shares of AppNet common stock for Commerce One common stock. A complete description of these matters and a description of any interests that the directors and executive officers of AppNet have in the acquisition will be available in the Proxy Statement/Prospectus or exchange offer documents.

###

Commerce One, Many Markets. One Source., Global Trading Web, BuySite, MarketSite, Global Trading Platform, Common Business Library, XML Development Kit, XML Commerce Connector, MarketView, and SupplyOrder are either trademarks or registered trademarks of Commerce One, Inc. All other company, product, and brand names are trademarks of their respective owners.



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Contact.

Company Contact (for Commerce One):
Katie O'Connell (925) 520-6094
katie.oconnell@commerceone.com

Press Contact (for Commerce One):
Caroline Hacker (415) 905-4000
chacker@horngoup.com

Alla Laquinto (for AppNet)
Media/AppNet
(301) 581-2489
press@appnet.com

Kevin Taback (for AppNet)
Investor/AppNet
(877) 551-2323
ir@appnet.com